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ECOMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ensemble Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	**NY**	**14534**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Rogers **(585) 248-0050**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas J. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ensemble Financial Services, Inc.**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHRISTINE WARNER
Notary Public, State of New York
No. 01WA6009727
Qualified in Monroe County
Commission Expires July 6, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com
An Independent Member of the BDO Seidman Alliance
Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

Mengel Metzger Barr & Co. LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying statements of financial condition of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2008 and 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2009

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,180,213	$ 1,563,279
Commissions receivable	-	24,000
Due from brokers	16,483	17,679
Prepaid expenses	157,544	143,171
Due from parent	135,452	-
TOTAL CURRENT ASSETS	1,489,692	1,748,129
PROPERTY AND EQUIPMENT		
Furniture and fixtures	64,692	51,976
Office equipment	25,172	14,531
Leasehold improvements	81,795	74,995
	171,659	141,502
Less accumulated depreciation	38,085	23,329
	133,574	118,173
DEPOSIT	50,000	50,000
	$ 1,673,266	$ 1,916,302
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued commissions	$ 67,672	$ 168,487
Accounts payable	-	4,429
Due to parent	-	378,832
TOTAL CURRENT LIABILITIES	67,672	551,748
OTHER LIABILITY		
Deferred lease credits	17,037	-
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	3,800	3,800
Retained earnings	1,579,757	1,355,754
TOTAL STOCKHOLDER'S EQUITY	1,588,557	1,364,554
	$ 1,673,266	$ 1,916,302

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF INCOME

	Year ended December 31, 2008	Year ended December 31, 2007
Revenue:		
Commissions	$ 9,592,547	$ 9,905,857
Other	544,536	524,843
TOTAL REVENUE	10,137,083	10,430,700
Operating expenses:		
Commissions	8,168,621	8,294,094
Management fee	836,445	784,626
Insurance	114,028	104,866
Other	650,042	512,663
TOTAL OPERATING EXPENSES	9,769,136	9,696,249
INCOME BEFORE PROVISION FOR INCOME TAXES	367,947	734,451
Provision for income taxes	143,944	299,481
NET INCOME	$ 224,003	$ 434,970

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at January 1, 2007	100	$ 5,000	$ 3,800	$ 920,784	$ 929,584
Net income	-	-	-	434,970	434,970
BALANCE AT DECEMBER 31, 2007	100	5,000	3,800	1,355,754	1,364,554
Net income	-	-	-	224,003	224,003
BALANCE AT DECEMBER 31, 2008	100	$ 5,000	$ 3,800	$ 1,579,757	$ 1,588,557

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2008	2007
CASH FLOWS - OPERATING ACTIVITIES		
Net income	$ 224,003	$ 434,970
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	14,756	8,751
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	24,000	(16,940)
Due from brokers	1,196	(4,415)
Prepaid expenses	(14,373)	(83,251)
Accrued commissions	(100,815)	5,727
Accounts payable	(4,429)	3,579
Deferred lease credits	17,037	-
NET CASH PROVIDED FROM OPERATING ACTIVITIES	161,375	348,421
CASH FLOWS - INVESTING ACTIVITIES		
Purchase of property and equipment	(30,157)	(74,580)
NET CASH USED FOR INVESTING ACTIVITIES	(30,157)	(74,580)
CASH FLOWS - FINANCING ACTIVITIES		
(Payment) borrowing in amounts due from/to parent	(514,284)	229,285
NET CASH (USED FOR) PROVIDED FROM FINANCING ACTIVITIES	(514,284)	229,285
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(383,066)	503,126
Cash and cash equivalents at beginning of year	1,563,279	1,060,153
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,180,213	$ 1,563,279
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Income tax payments (paid to parent)	$ 143,944	$ 299,481

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc. "AM&M") (the "Company" or "Ensemble"), located in Pittsford, New York, is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker/dealer. The Company sells securities to clients across the country. AM&M operates a subsidiary of Tompkins Financial Corporation ("Tompkins") and Ensemble operates as a wholly-owned subsidiary of AM&M.

Basis of accounting
The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents
Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less. The Company maintains its cash balances in bank accounts which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk in cash and cash equivalents.

Property and equipment
Property and equipment are stated on the basis of cost. Furniture, fixtures and equipment are amortized over a period of five to seven years and leasehold improvements are amortized over a period of ten years. Depreciation is computed by the straight-line and accelerated method for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit
The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

Recognition of revenue
Commissions are recorded on trade-date basis as securities transactions occur.

Income taxes
The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. As part of an informal tax sharing agreement, the Company pays an amount of tax to AM&M based on its percentage of AM&M's total pretax income. The amount of current tax or benefit is either remitted to or received from AM&M.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2007 amounts have been reclassified to conform with the 2008 presentation.

NOTE B: RELATED PARTY TRANSACTIONS

Management Fee

The Company is charged a management fee by AM&M for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $836,445 and $784,626 for the years ended December 31, 2008 and 2007, respectively.

Due from parent of $135,452 at December 31, 2008 represents a non-interest bearing advance which is expected to be repaid in the next twelve months. The Company maintains a noninterest bearing commercial checking account with a subsidiary bank of Tompkins. The amount held with the related bank was $703,846 and $688,567 at December 31, 2008 and 2007, respectively. These amounts are included in cash and cash equivalents on the statements of financial condition.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $1,140,275, which was $1,090,275 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

Mengel Metzger Barr
MMB
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.&M. Financial Services, Inc.) as of December 31, 2008 and 2007 and for the years then ended, and have issued our report thereon dated February 23, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 to 15 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2009

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 1,588,557
Less non-allowable assets:		
Due from brokers		16,483
Prepaid expenses		157,544
Due from parent		135,452
Property and equipment, net		133,574
		443,053
Less haircuts on debt securities		5,229
NET CAPITAL		$ 1,140,275
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 5,647	
Minimum requirement	$ 50,000	
Greater of the above		$ 50,000
EXCESS NET CAPITAL		$ 1,090,275
Excess net capital at 1000%		$ 1,131,804
Ratio of aggregate indebtedness to net capital		.07 to 1
Computation of aggregate indebtedness:		
Accrued commissions		$ 67,672
Deferred lease credits		17,037
TOTAL AGGREGATE INDEBTEDNESS		$ 84,709

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 11.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF A.M.&M. FINANCIAL SERVICES, INC.)

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

Mengel Metzger Barr
MMB
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of A.M.& M. Financial Services, Inc.) (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Board of Directors and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 23, 2009

Mengel Metzger Barr
MMB
Certified Public Accountants

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
A.M.&M. FINANCIAL SERVICES, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2008 AND 2007